As filed with the Securities and Exchange Commission on November 29, 2001
                                Registration No.
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                             ----------------------
                        HOME PROPERTIES OF NEW YORK, INC.
      (Exact name of registrant as specified in Articles of Incorporation)
                            ------------------------
          Maryland                                      16-1455126
    (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                  Identification No.)

                               850 Clinton Square
                            Rochester, New York 14604
                                 (585) 546-4900
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -------------------
                             Ann M. McCormick, Esq.
                  Vice President, Secretary and General Counsel
                        Home Properties of New York, Inc.
                               850 Clinton Square
                            Rochester, New York 14604
                                 (585) 246-4105
                            Facsimile (585) 232-3147
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               -------------------
                                   Copies to:
                           Deborah McLean Quinn, Esq.
                                Nixon Peabody LLP
                               1300 Clinton Square
                            Rochester, New York 14604
                                 (585) 263-1307
                            Facsimile (585) 263-1600
                                ----------------

Approximate date of commencement of proposed sale to public: From time to time after the effective date of the Registration Statement

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                                 CALCULATION OF REGISTRATION FEE
Title of                   Amount              Proposed                Proposed              Amount of
Shares to be               to be               Maximum                 Maximum               Registration
Registered                 Registered          Offering Price          Aggregate             Fee
                          Per Share (1)        Offering Price
--------------             ----------          -------------           --------------        --------
common stock,
par value $.01
per share                  1,666,667           $31.15                  $51,916,667           $12,979.17

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the per share price of the common stock reported on the New York Stock Exchange on November 27, 2001.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS
                  Subject to Completion dated November 29, 2001

                                1,666,667 Shares

                        HOME PROPERTIES OF NEW YORK, INC.

                                  COMMON STOCK

         The person listed herein may offer and sell from time to time up to 1,666,667 shares of our common stock covered by this prospectus. We refer to such person as the selling stockholder. The selling stockholder may acquire these shares if it elects to convert shares of our Series A Senior Convertible Preferred Stock into shares of our common stock. We are registering the offered shares as required under the terms of a registration rights agreement between the selling stockholder and us. Our registration of the offered shares does not mean that the selling stockholder will offer or sell any of the offered shares. We will not receive any proceeds from any sales of the offered shares by the selling stockholder, but we will incur expenses in connection with the offering.

         The selling stockholder may sell the offered shares in public or private transactions, on or off the New York Stock Exchange and at prevailing market prices or at privately negotiated prices. The selling stockholder may sell the offered shares directly or through agents or broker-dealers acting as principal or agent, or in a distribution by underwriters.

         Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "HME." The last reported sale price of our common stock on the NYSE on November 27, 2001 was $31.02.

         You should carefully consider the material risks set forth under "Risk Factors" beginning on page 2 of this prospectus before purchasing any shares of our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is November __, 2001.

                                TABLE OF CONTENTS


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................i
WHERE YOU CAN FIND MORE INFORMATION...........................................1
HOME PROPERTIES...............................................................2
RISK FACTORS..................................................................2
NO PROCEEDS TO THE COMPANY....................................................9
SELLING STOCKHOLDER...........................................................9
DESCRIPTION OF CAPITAL STOCK.................................................11
GENERAL......................................................................11
COMMON STOCK.................................................................11
PREFERRED STOCK..............................................................12
RESTRICTIONS ON TRANSFER/OWNERSHIP LIMITS....................................12
OWNERSHIP REPORTS............................................................15
FEDERAL INCOME TAX CONSIDERATIONS............................................17
TAXATION OF HOME PROPERTIES..................................................18
FAILURE TO QUALIFY...........................................................26
TAXATION OF TAXABLE U.S. STOCKHOLDERS........................................27
DISPOSITIONS OF COMMON STOCK.................................................29
BACKUP WITHHOLDING...........................................................29
TAXATION OF TAX-EXEMPT STOCKHOLDERS..........................................29
TAXATION OF NON-U.S. STOCKHOLDERS............................................30
TAX ASPECTS OF THE OPERATING PARTNERSHIP.....................................33
OTHER TAX CONSEQUENCES.......................................................35
PLAN OF DISTRIBUTION.........................................................35
EXPERTS......................................................................38
LEGAL MATTERS................................................................38


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains, or incorporates by reference, statements that may be deemed to be "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act of 1934. Although we believe expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that our expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, other conditions that might affect operating expenses, and the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and developments, and continued access to capital to fund growth. Our actual results could differ materially from those set forth in the forward-looking statements. Other factors that might cause such a difference are discussed in the section entitled "Risk Factors."

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy such reports, statements or other information at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC's website at http://www.sec.gov. You can also review copies of our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed with the SEC a registration statement on Form S-3 to register the securities offered hereby. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information required to be set forth in the registration statement. For further information, you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on the SEC's web site.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

         - - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

         - - Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2001, June 30, 2001 and September 30, 2001;

         - - Current Reports on Form 8-K with respect to Items 2 and 7 filed January 10, 2001 and Form 8-K/A, amending such filing, filed March 15, 2001; Form 8-K/A, amending a filing on Form 8-K filed December 1, 2000 with respect to Items 2 and 7, filed on January 16, 2001; Form 8-K with respect to Items 7 and 9 filed January 24, 2001; Form 8-K with respect to Items 7 and 9 filed February 15, 2001; Form 8-K with respect to Items 7 and 9 filed April 27, 2001; Form 8-K with respect to Items 7 and 9 filed August 6, 2001; Form 8-K with respect to Items 5 and 7 filed September 12, 2001; Form 8-K with respect to Items 7 and 9 filed November 2, 2001; and Form 8-K/A, amending a filing on Form 8-K filed September 12, 2001 with respect to Items 5 and 7, filed on November 27, 2001; and

         - - The description of the common stock, par value $.01 per share, contained in our registration statement on Form 8-A filed under Section 12 of the Exchange Act, including all amendments and reports filed for the purpose of updating that description.

         You may request a copy of these filings, at no cost, by writing or telephoning us at: Home Properties of New York, Inc., Attention: Ann M. McCormick, Secretary, 850 Clinton Square, Rochester, New York 14604; telephone number (585) 546-4900.

         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                                 HOME PROPERTIES

         We are a fully integrated, self-administered and self-managed real estate investment trust, a REIT, and one of the largest apartment companies in the United States. With operations in select Northeast, Midwest, and Mid-Atlantic markets, we own, operate, acquire, rehabilitate, and develop apartment communities. As of November 26, 2001, we operated 295 communities containing 49,903 apartment units. Of these, we, along with our subsidiaries, directly own 39,006 units in 143 communities. We partially own and manage, as general partner, 8,211 units, and we manage 2,775 units for other owners. We also manage approximately 1 million square feet of commercial space. The owned and managed apartment communities and commercial space are referred to herein as the "Properties." Unless otherwise indicated, all references to "we" "us" or "our" refer to Home Properties of New York, Inc. and its subsidiaries.

         We were incorporated in November 1993 as a Maryland corporation. We are the general partner of Home Properties of New York, L.P., a New York limited partnership through which we own, acquire and operate most of our market rate apartments. We frequently refer to Home Properties of New York, L.P. as the "Operating Partnership." Certain of our activities, such as residential and commercial property management for others, development activities and construction, development and redevelopment services, are carried on through two subsidiaries: Home Properties Management Inc. and Home Properties Resident Services, Inc (the "Management Companies"). We own 95% and 99%, respectively of the economic interest in these subsidiaries while certain members of our management hold the remaining 5% and 1%, respectively, in order to satisfy certain technical tax requirements.

         Our principal executive offices are located at 850 Clinton Square, Rochester, New York 14604. Our telephone number is (585) 246-4105.

                                  RISK FACTORS

         An investment in our common stock involves various risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to occur, the trading price of our common stock could decline significantly and you may lose all or part of your investment. In addition to general investment risks and those factors set forth elsewhere in this prospectus, prospective investors should consider, among other things, the following factors.

ASSIMILATION OF A SUBSTANTIAL NUMBER OF NEW ACQUISITIONS.

         Since our formation, we have undertaken a strategy of aggressive growth through acquisitions. Our ability to manage our growth effectively requires that we, among other things, successfully apply our experience in managing our existing portfolio to an increased number of properties. In addition, we will be required to successfully manage the integration of a substantial number of new personnel. There can be no assurances that we will be able to integrate and manage these operations effectively or maintain or improve on their historical financial performance.

REAL ESTATE FINANCING RISKS

         GENERAL. We are subject to the customary risks associated with debt financing, including the potential inability to refinance existing mortgage indebtedness upon maturity on favorable terms. If a Property is mortgaged to secure payment of indebtedness and we are unable to meet its debt service obligations, the Property could be foreclosed upon. This could adversely affect our cash flow and, consequently, the amount available for distributions to our stockholders.

         NO LIMITATION ON DEBT. Our Board of Directors has adopted a policy of limiting our indebtedness to approximately 50% of our total market capitalization (i.e., the market value of issued and outstanding shares of our common stock and limited partnership interests in the Operating Partnership ("Units") plus total debt), but our organizational documents do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, that we may incur. Accordingly, our Board of Directors could alter or eliminate its current policy on borrowing. If this policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our ability to make expected distributions to stockholders and increase the risk of default on our indebtedness. Our debt to total market capitalization ratio fluctuates based on the timing of acquisitions and financings. As of September 30, 2001, our ratio of debt to total market capitalization was 40.5%. Our bank agreements and certain agreements with holders of our Preferred Stock limit the amount of indebtedness that we may incur.

         EXISTING DEBT MATURITIES. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet the required payments of principal and interest. Because much of the financing is not fully self-amortizing, we anticipate that only a portion of the principal of our indebtedness will be repaid prior to maturity. So, we will need to refinance debt. Accordingly, there is a risk that we will not be successful in refinancing existing indebtedness or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness. We aim to stagger our debt maturities with the goal of minimizing the amount of debt which must be refinanced in any year.

REAL ESTATE INVESTMENT RISKS

         GENERAL RISKS. Real property investments are subject to varying degrees of risk. If our communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, our cash flow and ability to make distributions to our stockholders will be adversely affected. A multifamily apartment community's revenues and value may be adversely affected by the general economic climates; the local economic climate; local real estate considerations (such as over supply of or reduced demand for apartments); the perception by prospective residents of the safety, convenience and attractiveness of the communities or neighborhoods in which they are located and the quality of local schools and other amenities; and increased operating costs (including real estate taxes and utilities). Certain significant fixed expenses are generally not reduced when circumstances cause a reduction in income from the investment.

         OPERATING RISKS. We are dependent on rental income to pay operating expenses and to generate cash to enable us to make distributions to our stockholders. If we are unable to attract and retain residents or if our residents are unable, due to an adverse change in the economic condition of a particular region or otherwise, to pay their rental obligations, our ability to make expected distributions will be adversely affected.

         ILLIQUIDITY OF REAL ESTATE. Real estate investments are relatively illiquid and, therefore, we have limited ability to vary our portfolio quickly in response to changes in economic or other conditions. In addition, the prohibition in the Internal Revenue Code of 1986, as amended (hereinafter referred to as the "Code" or the "Internal Revenue Code") on REITs holding property for sale and related regulations may affect our ability to sell properties without adversely affecting distributions to stockholders. A significant number of our Properties were acquired using Units subject to certain agreements, which restrict our ability to sell such Properties in transactions, that would create current taxable income to the former owners.

         COMPETITION. We plan to continue to acquire additional multifamily residential properties in the Northeast, Midwest and Mid-Atlantic regions of the United States. There are a number of multifamily developers and other real estate companies that compete with us in seeking properties for acquisition, prospective residents and land for development. Most of our Properties are in developed areas where there are other properties of the same type. Competition from other properties may affect our ability to attract and retain residents, to increase rental rates and to minimize expenses of operation. Virtually all of the leases for our Properties are short-term leases (generally, one year or less).

         UNINSURED LOSSES. Certain extraordinary losses may not be covered by our comprehensive liability, fire, extended and rental loss insurance. If an uninsured loss occurred, we could lose our investment in, and cash flow from, the affected Property (but we would be required to repay any indebtedness secured by that Property and related taxes and other charges).

COMPLIANCE WITH LAWS AND REGULATIONS.

         Many laws and governmental regulations are applicable to our Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. The ADA requires removal of structural barriers to handicapped access in certain public areas, where such removal is "readily achievable." The ADA does not, however, consider residential properties, such as apartment communities, to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. A number of additional federal, state and local laws exist which also may require modifications to our Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants. Although management believes that the Properties are substantially in compliance with present requirements, we may incur additional costs in complying with the ADA for both existing properties and properties acquired in the future. We believe that our Properties that are subject to the ADA and the FHAA are in compliance with such laws.

         Under the federal Fair Housing Act and state fair housing laws, discrimination on the basis of certain protected classes is prohibited. We have a policy against any kind of discriminatory behavior and we train our employees to avoid discrimination or the appearance of discrimination. There is no assurance, however, that an employee will not violate our policy against discrimination and violate the fair housing laws. Such a violation could subject us to legal action and the possible awards of damages.

         Under various laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on, under or in the property. These laws often impose liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of such substances. The presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to rent or sell that property or use that property as collateral. Independent environmental consultants conducted "Phase I" environmental audits (which involve visual inspection but not soil or groundwater analysis) on substantially all of our Properties prior to their acquisition. None of the Phase I audit reports revealed any significant issues of environmental concern, nor are we aware of any environmental liability that we believe would have a material adverse effect on us. There is no assurance that the Phase I reports would reveal all environmental liabilities or that environmental conditions not known to us may exist now or in the future on our existing Properties or those subsequently acquired which would result in liability to us for remediation or fines, either under existing laws and regulations or future changes to such requirements. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds our budgets for such items, our ability to make expected distributions could be adversely affected.

FEDERAL INCOME TAX RISKS.

         GENERAL. We believe that we have been organized and have operated in such manner so as to qualify as a REIT under the Code, commencing with our taxable year ended December 31, 1994, and we intend to continue to so qualify. A REIT generally is not taxed at the corporate level on income it currently distributes to its stockholders as long as it distributes currently at least 90% of its taxable income (excluding net capital gain). No assurance can be provided, however, that we have qualified or will continue to qualify as a REIT or that new legislation, treasury regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification.

         REQUIRED DISTRIBUTIONS AND PAYMENTS. In order to continue to qualify as a REIT, we currently are required each year to distribute to our stockholders at least 90% of our taxable income (excluding net capital gain). In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income for that year, and any undistributed taxable income from prior periods. We intend to make distributions to our stockholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from the Operating Partnership. However, differences in timing between taxable income and cash available for distribution could require us to borrow funds or to issue additional equity to enable us to meet the 90% distribution requirement (and therefore to maintain our REIT qualification) and to avoid the nondeductible excise tax. In addition, because we are unable to retain earnings (as a result of REIT distribution requirements), we will generally be required to refinance debt that matures with additional debt or equity. There can be no assurance that any of these sources of funds, if available at all, would be available to meet our distribution and tax obligations.

         ADVERSE CONSEQUENCES OF OUR FAILURE TO QUALIFY AS A REIT. If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax burden on us would significantly reduce the cash available for distribution by us to our stockholders. Our failure to qualify as a REIT could reduce materially the value of our common stock and would cause all our distributions to stockholders to be taxable as ordinary income to the extent of our current and accumulated earnings and profits (although, subject to certain limitations under the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to these distributions). See "Failure to Qualify."

         THE OPERATING PARTNERSHIP'S FAILURE TO QUALIFY AS A PARTNERSHIP. We believe that the Operating Partnership qualifies as a partnership for federal income tax purposes. No assurance can be provided, however, that the Internal Revenue Service (the "IRS") will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were to be successful in treating the Operating Partnership as an entity that is taxable as a corporation, we would cease to qualify as a

REIT because the value our ownership interest in the Operating Partnership would exceed 5% of our assets and because we would be considered to hold more than 10% of another corporation. See "Taxation of Home Properties - Asset Tests." Also, the imposition of a corporate tax on the Operating Partnership would reduce significantly the amount of cash available for distribution to its limited partners. See "Tax Aspects of the Operating Partnership."

LIMITS ON OWNERSHIP

         OWNERSHIP LIMIT. In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of a taxable year. We have limited ownership of the issued and outstanding shares of our common stock by any single stockholder to 8.0% of the outstanding shares. Shares of common stock held by certain entities, such as qualified pension plans, are treated as if the beneficial owners of such entities were the holders of the common stock. These restrictions can be waived by our Board of Directors if it were satisfied, based upon the advice of tax counsel or otherwise, that such action would be in our best interests. Waivers have been granted to certain institutional investors in connection with the sale of our preferred stock. Shares acquired or transferred in breach of the limitation may be redeemed by us for the lesser of the price paid or the average closing price for the ten trading days immediately preceding redemption or may be sold at our direction. A transfer of shares of common stock to a person who, as a result of the transfer, violates the ownership limit will be void and the shares will automatically be converted into shares of "Excess Stock," which is subject to a number of limitations. See "Description of Capital Stock - Restrictions on Transfer" for additional information regarding the ownership limits.

CHANGE OF CONTROL

         Our Articles of Amendment and Restatement of the Articles of Incorporation, as amended (the "Articles of Incorporation"), authorize our Board of Directors to issue up to a total of 80 million shares of common stock and 10 million shares of preferred stock and to establish the rights and preferences of any shares issued. Further, under the Articles of Incorporation, our stockholders do not have cumulative voting rights.

         The percentage ownership limit, the issuance of preferred stock in the future and the absence of cumulative voting rights could have the effect of: (i) delaying or preventing a change of control of us even if a change in control were in the stockholders' interest; (ii) deterring tender offers for our common stock that may be beneficial to the stockholders; or (iii) limiting the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor attempted to assemble a block of our common stock in excess of the percentage ownership limit or otherwise to effect a change of control of us.

         We have various agreements which may have the effect of discouraging a change of control of us due to the costs involved. The Articles Supplementary to our Articles of Incorporation under which several series of our outstanding preferred stock were issued provide that upon a change of control of us or the Operating Partnership, under certain circumstances, the holder of such Preferred Stock may require us to redeem it. Also, to assure that our management has appropriate incentives to focus on our business and Properties in the face of a change of control situation, we have adopted an executive retention plan which provides some key employees with salary, bonus and certain benefit continuation in the event of a change of control.

POTENTIAL CONFLICTS OF INTEREST

         Unlike persons acquiring common stock, our executive officers own most of their interest in us through Units. As a result of their status as holders of Units, the executive officers and other limited partners may have interests that conflict with stockholders with respect to business decisions affecting us and the Operating Partnership. In particular, certain executive officers may suffer different or more adverse tax consequence than us upon the sale or refinancing of some of our Properties as a result of unrealized gain attributable to those Properties. Thus, executive officers and the stockholders may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of Properties. In addition, our executive officers, as limited partners of the Operating Partnership, have the right to approve certain fundamental transactions such as the sale of all or substantially all of the assets of the Operating Partnership, merger or consolidation or dissolution of the Operating Partnership and certain amendments to the Operating Partnership Agreement.

         We manage multifamily residential properties through the Operating Partnership and commercial and development properties and certain multifamily residential properties not owned by us through the Management Companies. As a result, our officers will devote a significant portion of their business time and efforts to the management of properties not owned by us. Some of our officers have a significant interest in certain of the managed properties as the only stockholders of the general partners of the partnerships that own such managed properties and as holders of other ownership interests. Accordingly, these officers will have conflicts of interest between their fiduciary obligations to the partnerships that own the managed properties and their fiduciary obligations as our officers and directors, particularly with respect to the enforcement of the management contracts and timing of the sale of the managed properties. In order to comply with technical requirements of the Internal Revenue Code pertaining to the qualification of REITs, the Operating Partnership owns all of the outstanding non-voting common stock (990 shares) of one of the Management Companies, Home Properties Management, Inc., and Norman and Nelson Leenhouts own all of the outstanding voting common stock (52 shares). The Operating Partnership also owns all of the outstanding non-voting common stock (4,752 shares) of the other Management Company, Home Properties Resident Services, Inc., and Norman and Nelson Leenhouts own all of the outstanding voting common stock (48 shares). As a result, although we will receive substantially all of the economic benefits of the business carried on by the Management Companies through our right to receive dividends, we will not be able to elect directors and officers of the Management Companies and, therefore, our ability to cause dividends to be declared or paid or influence the day-to-day operations of the Management Companies will be limited. Furthermore, although we will receive a management fee for managing the managed properties, this fee has not been negotiated at arm's length and may not represent a fair price for the services rendered. We believe these management fees to be comparable to fees charged in arm's length transactions.

SHARES AVAILABLE FOR FUTURE SALE

         Sales of substantial amounts of shares of common stock in the public market or the perception that such sales might occur could adversely affect the market price of our common stock. In May 1998, we registered on a Form S-3 registration statement, preferred stock, common stock, common stock rights or warrants and debt securities having an aggregate offering price of up to $400,000,000. As of the date hereof, preferred stock, common stock, common stock rights or warrants and debt securities with an aggregate offering price of $227,389,941 remain available for sale pursuant to such registration statement. Additionally, the Operating Partnership has issued approximately 16,035,100 Units through September 30, 2001, to persons, other than us or the Home Properties Trust, which may be exchanged on a one-for-one basis for shares of common stock under certain circumstances. We have issued Class A Convertible Preferred Stock, Class B Cumulative Convertible Preferred Stock, Class C Cumulative convertible Preferred Stock, Class D Cumulative Convertible Preferred Stock and Class E Cumulative Convertible Preferred Stock, which are convertible into an aggregate of approximately 6,163,000 shares of common stock. Also, we have issued 525,000 common stock purchase warrants to holders of the Class C Cumulative Convertible Preferred Stock and the Class E Cumulative Convertible Preferred Stock. In addition, as of September 30, 2001, we have granted options to purchase approximately 7,112,400 shares of common stock to certain of our directors, officers and employees, of Home Properties.

         All of the shares of common stock issuable upon the exchange of Units and upon conversion of shares of Preferred Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act, and may not be transferred unless they are registered under the Securities Act or are otherwise transferrable under Rule 144. We have filed or expect to file registration statements with respect to such shares of common stock, thereby allowing shares issuable under our stock benefit plans and in exchange for Units to be transferred or resold without restriction under the Securities Act.

                           NO PROCEEDS TO THE COMPANY

         We will not receive any of the proceeds from sales of the offered shares by the Selling Stockholder. We will pay all costs and expenses incurred in connection with the offering of the offered shares, other than any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Stockholder and share transfer and other taxes attributable to the sale of the common stock, which will be paid by the Selling Stockholder.

                               SELLING StockHOLDER

         We may issue up to 1,666,667 shares of our common stock to the Michigan Public School Employee's Retirement System, State Employee's Retirement System, Michigan State Police Retirement System and Michigan Judge's Retirement System (collectively, "SMRS" or the "Selling Stockholder"), which currently holds 1,666,667 shares of our Series A Convertible Preferred Stock, if and to the extent the Selling Stockholder elects to convert its shares of Series A Convertible Preferred Stock into common stock. Following any such issuance, the Selling Stockholder may resell the offered shares of our common stock covered by this prospectus as provided under the section entitled "Plan of Distribution" in this prospectus or as described in an applicable prospectus supplement. We are registering the offered shares as required under the terms of a registration rights agreement between SMRS and us.

         Pursuant to an agreement between SMRS and us, we have agreed, for so long as SMRS continues to hold in excess of a stated threshold investment amount in us, to provide a seat on our Board of Directors to a Director chosen by SMRS and to annually nominate such Director for election to our Board of Directors. In addition, such agreement also provides SMRS with certain other rights, including the right to elect up to four additional Directors to our Board of Directors if we fail to pay dividends on our Series A Convertible Preferred Stock for six consecutive quarters and approval rights over certain corporate transactions. Furthermore, we have agreed not to undertake any actions which may compromise the rights of SMRS under such agreement without its consent.

         The following table provides the name of the Selling Stockholder, the number of offered shares to be owned by the Selling Stockholder upon conversion of all of its shares of our Series A Convertible Preferred Stock prior to any offering to which this prospectus relates and the number of offered shares that may be offered by such Selling Stockholder. As used in this prospectus, the term "Selling Stockholder" also includes permitted transferees, assignees, distributees or pledgees (as permitted under the underlying agreements between SMRS and us) of the Selling Stockholder. Because the Selling Stockholder may sell all or some of its offered shares, no estimate can be made of the number of offered shares that will be sold by the Selling Stockholder or that will be owned by the Selling Stockholder upon completion of this offering. There is no assurance that the Selling Stockholder will sell any of the offered shares. The offered shares represent approximately 7.5% of the number of shares of our common stock outstanding as of November 27, 2001.

NAME OF                                                      NUMBER OF
                                                             SHARES OFFERED
STOCKHOLDER                                                  HEREBY
------------                                                 -------------------
SMRS............................................................1,666,667

                          DESCRIPTION OF CAPITAL STOCK

General

         Our authorized capital stock consists of:

         - 80 million shares of Common Stock, $0.01 par value, of which 22,107,351 shares were outstanding on September 30, 2001;

         - 10 million shares of Preferred Stock, $0.01 par value, with the following shares outstanding, on September 30, 2001:

                  -- 1,666,667 shares which have been designated Series A Convertible Preferred Stock, all of which were outstanding as of September 30, 2001;

                  -- 2,000,000 shares which have been designated Series B Convertible Cumulative Preferred Stock, all of which were outstanding as of September 30, 2001;

                  -- 600,000 shares which have been designated Series C Convertible Cumulative Preferred Stock, all of which are outstanding as of September 30, 2001;

                  -- 500,000 shares which have been designated Series D Convertible Cumulative Preferred Stock, 250,000 of which were outstanding as of September 30, 2001; and

                  -- 300,000 shares which have been designated Series E Convertible Cumulative Preferred Stock, 300,000 of which were outstanding as of September 30, 2001.

         - 10 million shares of Excess Stock, $0.01 par value (the "Excess Stock"), of which no shares were outstanding on such date.

For more detail about our Articles of Incorporation, and the Articles Supplementary thereto relating to our preferred stock and our bylaws, you should refer to the Articles of Incorporation and bylaws, which have been filed as exhibits to other reports incorporated by reference into this prospectus. In addition, for a discussion of limitations on the ownership of our capital stock, you should refer to the section entitled "Risk Factors" in this prospectus.

COMMON STOCK

         All of the shares of common stock offered by this prospectus will be duly authorized, fully paid, and nonassessable when issued upon conversion of the Series A Convertible Preferred Stock. Holders of our common stock have no conversion, redemption, sinking fund or preemptive rights; however, shares of common stock will automatically convert into shares of Excess Stock as described below. Under the Maryland General Corporation Law ("MGCL"), stockholders are generally not liable for our debts or obligations, and the holders of shares will not be liable for further calls or assessments by us. Subject to the provisions of the Articles of Incorporation regarding Excess Stock described below, all shares of common stock have equal dividend, distribution, liquidation and other rights and will have no preference or exchange rights.

         Subject to the right of holders of preferred stock to receive preferential distributions, the holders of the shares of our common stock will be entitled to receive distributions in the form of dividends if and when declared by our Board of Directors out of funds legally available therefor and, upon our liquidation, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities, including debts and liabilities arising out of its status as general partner of the Operating Partnership, and any liquidation preference of issued and outstanding preferred stock. We intend to continue paying quarterly distributions.

         The holder of each outstanding share of common stock is entitled to one vote on all matters presented to stockholders for a vote, subject to the provisions of the Articles of Incorporation regarding Excess Stock described below. As described below, the Board of Directors has, and may in the future, grant holders of one or more series of Preferred Stock the right to vote with respect to certain matters when it fixes the attributes of such series of Preferred Stock. Pursuant to the MGCL, we cannot dissolve, amend its Articles of Incorporation, merge with or into another entity, sell all or substantially all its assets, engage in a share exchange or engage in similar transactions unless such action is approved by stockholders holding a majority of the outstanding shares entitled to vote on such matter. In addition, the Second Amended and Restated Partnership Agreement of the Operating Partnership, as amended, requires that any merger or sale of all or substantially all of the assets of the Operating Partnership be approved by partners holding a majority of the outstanding Units, excluding Units held by us or Home Properties Trust. Our Articles of Incorporation provide that our bylaws may be amended by our Board of Directors.

         The holder of each outstanding share of our common stock is entitled to one vote in the election of directors who serve for terms of one year. Holders of the shares of common stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares entitled to vote in the election of directors will be able to elect all of the directors, subject to certain rights of the holders of preferred stock. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors.

PREFERRED STOCK

         For a description of the outstanding Preferred Stock, see our Annual Report on Form 10-K for the year ended December 30, 2000, which is incorporated herein by reference into this prospectus.

RESTRICTIONS ON TRANSFER/OWNERSHIP LIMITS

         Our Articles of Incorporation contain certain restrictions on the number of shares of capital stock that stockholders may own. For us to qualify as a REIT under the Code, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because we expect to continue to qualify as a REIT, our Articles of Incorporation contain restrictions on the ownership and transfer of shares of our capital stock intended to ensure compliance with these requirements.

         Subject to certain exceptions specified in our Articles of Incorporation, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8.0% (the "Ownership Limit") of the value of the issued and outstanding shares of our capital stock. Certain entities, such as qualified pension plans, are treated as if their beneficial owners were the holders of the common stock held by such entities. Stockholders ("Existing Holders") whose holdings exceeded the Ownership Limit immediately after our initial public offering of common stock, assuming that all Units of the Operating Partnership are counted as shares of common stock, are permitted to continue to hold the number of shares they held on such date and may acquire additional shares of capital stock upon (i) the exchange of Units for shares,
(ii) the exercise of stock options or receipt of grants of shares of capital stock pursuant to a stock benefit plan, (iii) the acquisition of shares of capital stock pursuant to a dividend reinvestment plan, (iv) the transfer of shares of capital stock from another Existing Holder or the estate of an Existing Holder by devise, gift or otherwise, or (v) the foreclosure on a pledge of shares of capital stock; provided, no such acquisition may cause any Existing Holder to own, directly or by attribution, more than 17.5% (the "Existing Holder Limit") of the issued and outstanding shares of common stock, subject to certain additional restrictions.

         Our Board of Directors may increase or decrease the Ownership Limit and Existing Holder Limit from time to time, but may not do so to the extent that after giving effect to such increase or decrease (i) five beneficial owners of shares could beneficially own in the aggregate more than 49.5% of the aggregate value of our outstanding capital stock or (ii) any beneficial owner of capital stock would violate the Ownership Limit or Existing Holder Limit as a result of a decrease. Our Board of Directors may waive the Ownership Limit or the Existing Holder Limit with respect to a holder if such holder provides evidence acceptable to the Board of Directors that such holder's ownership will not jeopardize our status as a REIT. Waivers of the Ownership Limit have been granted to certain institutional investors in connection with the sale of our preferred stock.

         Any transfer of our outstanding capital stock ("Outstanding Stock") that would (i) cause any holder, directly or by attribution, to own capital stock having a value in excess of the Ownership Limit or Existing Holder Limit,
(ii) result in shares of capital stock other than Excess Stock, if any, to be owned by fewer than 100 persons, (iii) result in us being closely held within the meaning of section 856(h) of the Code, or (iv) otherwise prevent us from satisfying any criteria necessary for it to qualify as a REIT, is null and void, and the purported transferee acquires no rights to such Outstanding Stock.

         Outstanding Stock owned by or attributable to a stockholder or shares of Outstanding Stock purportedly transferred to a stockholder which cause such stockholder or any other stockholder to own shares of capital stock in excess of the Ownership Limit or Existing Holder Limit will automatically convert into shares of Excess Stock. Such Excess Stock will be transferred by operation of law to a separate trust, with us acting as trustee, for the exclusive benefit of the person or persons to whom such Outstanding Stock may be ultimately transferred without violating the Ownership Limit or Existing Holder Limit. Excess Stock is not treasury stock, but rather constitutes a separate class of our issued and outstanding stock. While the Excess Stock is held in trust, it will not be entitled to vote, will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and will not be entitled to participate in dividends or other distributions. Any record owner or purported transferee of Outstanding Stock which has converted into Excess Stock (the "Excess Holder") who receives a dividend or distribution prior to the discovery by us that such Outstanding Stock has been converted into Excess Stock must repay such dividend or distribution upon demand. While Excess Stock is held in trust, we will have the right to purchase it from the trust for the lesser of (i) the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock) or (ii) the market price of shares of capital stock equivalent to the Outstanding Stock which converted into Excess Stock (as determined in the manner set forth in the Articles of Incorporation) on the date we exercise our option to purchase. We must exercise this right within the 90-day period beginning on the date on which it receives written notice of the transfer or other event resulting in the conversion of Outstanding Stock into Excess Stock. Upon our liquidation, distributions will be made with respect to such Excess Stock as if it consisted of the Outstanding Stock from which it was converted.

         Any Excess Holder, with respect to each trust created upon the conversion of Outstanding Stock into Excess Stock, may designate any individual as a beneficiary of such trust; provided, such person would be permitted to own the Outstanding Stock which converted into the Excess Stock held by the trust under the Ownership Limit or Existing Holder Limit and the consideration paid to such Excess Holder in exchange for designating such person as the beneficiary is not in excess of the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock). Our redemption right must have expired or been waived prior to such designation. Immediately upon the designation of a permitted beneficiary, the Excess Stock, if any, will automatically convert into shares of the Outstanding Stock from which it was converted and we, as trustee of the trust, will transfer such shares, if any, and any proceeds from redemption or liquidation to the beneficiary.

         If the restrictions on ownership and transfer, conversion provisions or trust arrangements in our Articles of Incorporation are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the Excess Holder of any Outstanding Stock that would have converted into shares of Excess Stock if the conversion provisions of the Articles of Incorporation were enforceable and valid shall be deemed to have acted as an agent on our behalf in acquiring such Outstanding Stock and to hold such Outstanding Stock on our behalf unless we waive our right to this remedy.

         The foregoing ownership and transfer limitations may have the effect of precluding acquisition of control of us without the consent of our Board of Directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines, and the stockholders concur, that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. Approval of the limited partners of the Operating Partnership to terminate REIT status is also required.

OWNERSHIP REPORTS

         Every owner of more than 5% of our issued and outstanding shares of capital stock must file a written notice with us containing the information specified in the Articles of Incorporation no later than January 31 of each year. In addition, each stockholder shall, upon demand, be required to disclose to Home Properties in writing such information as we may request in order to determine the effect of such stockholder's direct, indirect and attributed ownership of shares of capital stock on our status as a REIT or to comply with any requirements of any taxing authority or other governmental agency.

CERTAIN OTHER PROVISIONS OF MARYLAND LAW AND OUR ARTICLES OF INCORPORATION

         The following discussion summarizes certain provisions of MGCL and our Articles of Incorporation and bylaws. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and bylaws, copies of which are filed as exhibits to the Registration Statement of which this prospectus constitutes a part. The Articles of Incorporation and bylaws limit the liability of our directors and officers and our stockholders to the fullest extent permitted from time to time by the MGCL and require us to indemnify our directors, officers and certain other parties to the fullest extent permitted from time to time by the MGCL.

         BUSINESS COMBINATIONS. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, in addition to any other required vote, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation (other than voting stock held by the Interested Stockholder who will, or whose affiliate will, be a party to the business combination or by an affiliate or associate of the Interested Stockholder) voting together as a single voting group. The extraordinary voting provisions do not apply if, among other things, the corporation's stockholders receive a price for their shares determined in accordance with the MGCL and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Articles of Incorporation contain a provision exempting from these provisions of the MGCL any business combination involving the Leenhoutses (or their affiliates) or any other person acting in concert or as a group with any of the foregoing persons.

         CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of two- thirds of the votes entitled to be cast on the matter other than "interested shares" (shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: an "acquiring person," an officer of the corporation or an employee of the corporation who is also a director). "Control shares" are shares of stock which, if aggregated with all other such shares of stock owned by the acquiring person, or in respect of which such person is entitled to exercise or direct the exercise of voting power of shares of stock of the corporation in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the Articles of Incorporation or bylaws of the corporation. A person who has made or proposes to make a control share acquisition, under certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares upon delivery of an acquiring person statement containing certain information required by the MGCL, including a representation that the acquiring person has the financial capacity to make the proposed control share acquisition, and a written undertaking to pay the corporation's expenses of the special meeting (other than the expenses of those opposing approval of the voting rights). If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a stockholder meeting is held, as of the date of the meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting before the control share acquisition and the acquiring person becomes entitled to exercise or direct the exercise of a majority or more of all voting power, all other stockholders may exercise rights of objecting stockholders under Maryland law to receive the fair value of their shares. The fair value of the shares for such purposes may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of objecting stockholders' rights do not apply in the context of a control share acquisition. The Articles of Incorporation contain a provision exempting from the control share acquisition statute any and all acquisitions to the extent that such acquisitions would not violate the Ownership Limit or Existing Owner Limit. There can be no assurance that such provision will not be amended or eliminated at any point in the future.

                        FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of material federal income tax consequences regarding us and our common stock we are registering is based on current law, is for general information only and is not tax advice. The information in this section is based on the Internal Revenue Code as currently in effect, current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, including its practices and policies as expressed in private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings, and court decisions, all as of the date of this prospectus. There is no assurance that future legislation, Treasury Regulations, administrative interpretations and practices or court decisions will not adversely affect existing interpretations. Any change could apply retroactively to transactions preceding the date of the change.

         We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS. The tax treatment to holders of common stock will vary depending on a holder's particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common stock in light of his or her personal investments or tax circumstances, or to stockholders subject to special treatment under the federal income tax laws except to the extent discussed under the headings "Taxation of Tax-Exempt Stockholders" and "Taxation of Non-U.S. Stockholders." Stockholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, stockholders holding securities as part of a conversion transaction or hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations and persons who are not citizens or residents of the United States.

         In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of our common stock. If we meet the detailed requirements in the Internal Revenue Code for qualification as a REIT, which are summarized below, we will be treated as a REIT for federal income tax purposes. In this case, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from investments in a corporation. Double taxation refers to the imposition of corporate level tax on income earned by a corporation and taxation at the stockholder level on funds distributed to a corporation's stockholders. If we fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for dividends paid to our stockholders in computing taxable income and would be subject to federal income tax at regular corporate rates. Unless entitled to relief under specific statutory provisions, we would be ineligible to be taxed as a REIT for the four succeeding tax years. As a result, the funds available for distribution to our stockholders would be reduced. Each prospective purchaser should consult his or her own tax advisor regarding the specific tax consequences of the purchase, ownership and sale of common stock, including the federal, state, local, foreign and other tax consequences of such purchase, ownership and sale and of potential changes in applicable tax laws.

                           TAXATION OF HOME PROPERTIES

         GENERAL. We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1994. We believe we have been organized and have operated in a manner so as to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1994. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

Further, legislative, administrative or judicial action may change, perhaps retroactively, the anticipated income tax treatment described in this prospectus. See "Failure to Qualify."

         In the opinion of Nixon Peabody LLP, Home Properties was organized in conformity with the requirements for qualification as a REIT, and its method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code and its proposed method of operation will enable it to continue to so qualify. This opinion is based on certain assumptions and is conditioned upon certain representations made by us as to certain factual matters relating to our organization, manner of operation, income and assets. Nixon Peabody LLP is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Our qualification and taxation as a REIT will depend upon satisfaction of the requirements necessary to be classified as a REIT, discussed below, on a continuing basis. Nixon Peabody LLP will not review compliance with these tests on a continuing basis. Therefore, no assurance can be given that we will satisfy such tests on a continuing basis.

         The sections of the Internal Revenue Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code, and these rules and these regulations.

         If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

         First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. A REIT's "REIT taxable income" is the otherwise taxable income of the REIT subject to certain adjustments, including a deduction for dividends paid.

         Second, we may be subject to the "alternative minimum tax" on our items of tax preference under some circumstances.

         Third, if we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income. Foreclosure property is defined generally as Property we acquired through foreclosure or after a default on a loan secured by the Property or a lease of the Property.

         Fourth, we will be subject to a 100% tax on any net income from prohibited transactions. Prohibited transactions generally include sales or other dispositions of Property held primarily for sale to customers in the ordinary course of business, other than the sale or disposition of foreclosure property.

         Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test but have maintained our qualification as a REIT because we satisfied other requirements, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability. The gross income tests are discussed below.

         Sixth, if we fail to distribute during each calendar year at least the sum of: 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year, and any undistributed taxable income from prior periods, then we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the acquired asset in our hands is determined by reference to the basis of such asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of such asset during the ten-year period beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on this gain to the extent of the "built-in-gain" of the asset. The built-in- gain of an asset equals the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, determined as of the date we acquired the asset from the C corporation. A C corporation is generally a corporation subject to full corporate-level tax. The results described in this paragraph with respect to the recognition of built-in gain assume that we will make an election pursuant to Treasury Regulation Section 1.337(d)-5T.

         Eighth, we will be subject to a 100% tax on amounts received through arrangements between us, our tenants and a taxable REIT subsidiary (as defined below) that are not arm's length.

         REQUIREMENTS FOR QUALIFICATION AS A REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association that:

         (1)      is managed by one or more trustees or directors;

         (2) uses transferable shares or transferable certificates to evidence beneficial ownership;

         (3) would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

         (4) is not a financial institution referred to in Section 582(c) of the Internal Revenue Code or an insurance company to which subchapter L of the Internal Revenue Code applies;

         (5)      is beneficially owned by 100 or more persons;

         (6) during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include the entities set forth in Section 542(a)(2) of the Internal Revenue Code; and

         (7) meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

         The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election made to be taxed as a REIT. For purposes of condition (6), pension funds and some other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of pension funds. We have satisfied condition (5) and believe that we have sufficient diversity of ownership to satisfy condition (6). In addition, our articles of incorporation provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in "Restrictions on Transfer Ownership Limits." Primarily, though not exclusively, as a result of fluctuations in value among the different classes of our stock, these restrictions may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT could terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See "Failure to Qualify."

         In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

         TAXABLE REIT SUBSIDIARIES. A taxable REIT subsidiary is a corporation other than a REIT in which we directly or indirectly hold stock and that has made a joint election with us to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary of ours owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. However, a taxable REIT subsidiary does not include certain health care and lodging facilities. A taxable REIT subsidiary is subject to regular federal income tax, and state and local income tax where applicable, as a regular "C" corporation. In addition, a taxable REIT subsidiary of ours may be limited in its ability to deduct interest paid to us. We jointly made our election with the following entities for such entities to be treated as taxable REIT subsidiaries of ours effective January 1, 2001: Home Properties Resident Services, Inc. and Home Properties Management, Inc.

         QUALIFIED REIT SUBSIDIARIES. If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

         OWNERSHIP OF A PARTNERSHIP INTEREST. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, a partner in a partnership will be deemed to be entitled to the income of the partnership attributable to its proportionate share. The character of the assets and gross income of the partnership retains the same character in the hands of Home Properties for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership, including the Operating Partnership's share of these items for any partnership or limited liability company, are treated as our assets, liabilities and items of income for purposes of applying the requirements described in this prospectus.

         We have included a summary of the rules governing the federal income taxation of partnerships and their partners below in "Tax Aspects of the Operating Partnership." We have direct control of the Operating Partnership and will continue to operate it consistent with the requirements for our qualification as a REIT.

         INCOME TESTS. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, each taxable year we must derive at least 75% of our gross income from investments relating to real property or mortgages on real property, including "rents from real property" and, in specific circumstances, interest, or from particular types of temporary investments. Gross income from prohibited transactions is excluded for purposes of determining if we satisfy this test. Second, each taxable year we must derive at least 95% of our gross income from the real property investments previously described, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Gross income from prohibited transactions is excluded for purposes of determining if we satisfy this test.

         The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met.

         First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

         Second, the Internal Revenue Code provides that rents received from a "related party tenant" will not qualify as "rents from real property" in satisfying the gross income tests. A related party tenant is generally a tenant that we, or one or more actual or constructive owners of 10% or more of us, actually or constructively own in the aggregate 10% or more of such tenant.

         Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property."

         Finally, for rents received to qualify as "rents from real property," we are allowed only to directly provide services that are both "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Income received from any other services will be treated as "impermissible tenant service income" unless the services are provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income with respect to a particular service is deemed to be the greater of the amount actually received by us for that particular service or 150% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a Property, then all of the income from that Property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a Property does not exceed 1% of our total income from that Property, the income will not cause the rent paid by tenants of that Property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

         It is expected that our real estate investments will continue to give rise to income that will enable it to satisfy all of the income tests described above. Substantially all of our income will be derived from its interest in the Operating Partnership, which will, for the most part, qualify as "rents from real property" for purposes of the 75% and the 95% gross income tests. We generally do not and do not intend to:

         - charge rent for any Property that is based in whole or in part on the income or profits of any person, except by reason of being based on a percentage of receipts or sales, as described above;

         - rent any Property to a related party tenant (except for leases to a taxable REIT subsidiary);

         - derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

         - perform services considered to be rendered to the occupant of the Property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary.

Notwithstanding the foregoing, we may have taken and may continue to take the actions set forth above to the extent these actions will not, based on the advice of our tax counsel, jeopardize our status as a REIT.

         We may receive certain types of income with respect to the properties we own that will not qualify for the 75% or 95% gross income test. In addition, dividends received from stock in any non-controlled subsidiaries or taxable REIT subsidiaries will not qualify under the 75% gross income test. We believe, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under the 75% and 95% income tests.

         If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under specific provisions of the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

         - our failure to meet these tests was due to reasonable cause and not due to willful neglect;

         - we attach a schedule of the sources of our income to our federal income tax return; and

         - any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on non-qualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If we fail to satisfy the gross income tests and these relief provisions do not apply, we will not qualify as a REIT. As discussed above in "Taxation of Home Properties -General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our excess net income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

         PROHIBITED TRANSACTION INCOME. Any gain realized by us on the sale of any Property held as inventory or other Property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by the Operating Partnership, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether Property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction.

         The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating its properties and to make occasional sales of the properties as are consistent with the Operating Partnership's investment objectives. However, the IRS may contend that one or more of these sales is subject to the 100% penalty tax.

         ASSET TESTS. At the close of each quarter of our taxable year, we also must satisfy certain tests relating to the nature and diversification of our assets.

         First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. Our real estate assets include, for purposes of this test, our allocable share of real estate assets held by the partnerships in which we own an interest and the non-corporate subsidiaries of those partnerships, as well as stock or debt instruments held for one year or less that are purchased with the proceeds of an offering of shares or long-term (at least five years) debt.

         Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

         Third, except for investments in REITs, qualified REIT subsidiaries, taxable REIT subsidiaries, and qualified debt, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets.

         Fourth, except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, Home Properties may not own more than 10% of any one issuer's outstanding voting securities.

         Fifth, except for investments in REITs, qualified REIT subsidiaries, taxable REIT subsidiaries, and qualified debt, we may not own more than 10% of the total value of the outstanding securities of any one issuer.

         Sixth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

         After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We have maintained and will continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

         ANNUAL DISTRIBUTION REQUIREMENTS. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

         - the sum of:

                  - 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain, and

                  - 90% of the after tax net income, if any, from foreclosure Property;

         - minus:

                  - the excess of the sum of particular items of noncash income over 5% of "REIT taxable income" as described above.

These distributions must be declared and paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions are taxable to holders of common stock and convertible preferred stock, other than tax-exempt entities, as discussed below, in the year in which paid, subject to an exception for dividends with declaration and record dates falling the in the last three months of the calendar year, and paid by the end of the January immediately following such year. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. In order to qualify for a dividends paid deduction, amounts distributed must not be preferential (e.g., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class).

         To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We have made and intend to make timely distributions sufficient to satisfy the annual distribution requirements. We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. In this regard, the Partnership Agreement of the Operating Partnership authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends. Under specific circumstances identified in the Internal Revenue Code, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

         Furthermore, if we should fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of:

         - 85% of our REIT ordinary income for such year,
         - 95% of our REIT capital gain income for the year, and
         - any undistributed taxable income from prior periods,

we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

                               FAILURE TO QUALIFY

         If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders.

         In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and subject to limitations identified in the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be ineligible to be taxed as a REIT for the four tax years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

                      TAXATION OF TAXABLE U.S. STOCKHOLDERS

         As used below, the term "U.S. stockholder" means a holder of shares of common stock who, for United States federal income tax purposes: is a citizen or resident of the United States; is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise; is an estate the income of which is subject to United States federal income taxation regardless of its source; or is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, are also considered U.S. stockholders.

         DISTRIBUTIONS GENERALLY. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted basis which each U.S. stockholder has in his or her shares of stock for tax purposes by the amount of the distribution. This reduction will not, however, reduce a holder's adjusted basis below zero. Distributions in excess of a U.S. stockholder's adjusted basis in his or her shares will be taxable as capital gain, provided that the shares have been held as a capital asset. In addition, these distributions will be taxable as long-term capital gain if the shares have been held for more than one year.

         Dividends that we declare in October, November, or December of any year and that are payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

         CAPITAL GAIN DISTRIBUTIONS. Distributions that we properly designate as capital gain dividends will be taxable to U.S. stockholders as gains, to the extent that they do not exceed our actual net capital gain for the taxable year, from the sale or disposition of a capital asset. Capital gain dividends are taxed to U.S. stockholders as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period the stockholder has held its shares. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

         PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment income limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under some circumstances.

         RETENTION OF NET LONG-TERM CAPITAL GAINS. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would: include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls subject to limitations as to the amount that is includable; be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains; receive a credit or refund for the amount of tax deemed paid by it; increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

         CLASSIFICATION OF CAPITAL GAIN DIVIDEND. We will classify portions of any designated capital gain dividend as either:

         - a 20% gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 20%; or

         - an "unrecaptured Section 1250 gain" distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%.

         We must determine the maximum amounts that it may designate as 20% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

                          DISPOSITIONS OF COMMON STOCK

         If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any Property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset and will be long-term capital gain or loss if you have held the common stock for more than one year. The Internal Revenue Service has the authority to prescribe, but had not yet prescribed, regulations that would apply a capital gain tax rate of 25%, which is generally higher than the long-term capital gain tax rate for non-corporate stockholders, to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT shares that would correspond to the REIT's "unrecaptured Section 1250 gain." Stockholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

         In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, after applying holding period rules set forth in the Internal Revenue Code, the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

                               BACKUP WITHHOLDING

         We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "Taxation of Non-U.S. Stockholders."

                       TAXATION OF TAX-EXEMPT STOCKHOLDERS

         The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder, except tax-exempt stockholders described below, has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a trade or business, dividend income from us will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless a tax-exempt stockholder has held its shares as "debt financed property" within the meaning of the Internal Revenue Code or has used the shares in its trade or business.

         For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

         Notwithstanding the above, a portion of dividends paid by a "pension held REIT" shall be treated as unrelated business taxable income as to any trust which: is described in Section 401(a) of the Internal Revenue Code; is tax-exempt under Section 501(a) of the Internal Revenue Code; and holds more than 10%, by value, of the interests in a REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts." A REIT is a "pension held REIT" if: it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust, rather than by the trust itself; and either at least one such qualified trust holds more than 25%, by value, of the interests in a REIT, or one or more such qualified trusts, each of which owns more than 10%, by value, of the interests in a REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

         The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of: the unrelated business taxable income earned by us, treating us as if we were a qualified trust and therefore subject to tax on unrelated business taxable income, to our total gross income. A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as unrelated business taxable income will not apply if we are able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. As a result of the limitations on the transfer and ownership of stock contained in our Articles of Incorporation, we are not and do not expect to be classified as a "pension held REIT."

                        TAXATION OF NON-U.S. STOCKHOLDERS

         When we use the term "non-U.S. stockholders," we mean holders of shares of common stock that are nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts. The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are non-U.S. stockholders are complex. No attempt is made in this prospectus to provide more than a brief summary of these rules. Accordingly, this discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of such holder's particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that we qualify for taxation as a REIT. Prospective non- U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in stock, including any reporting requirements.

         DISTRIBUTIONS. If we make a distribution that is not attributable to gain from the sale or exchange of a United States real property interest and is not designated as a capital gain dividend, then the distribution will be treated as a dividend of ordinary income to the extent it is made out of current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, if the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business, or if an income tax treaty applies, as attributable to a United States permanent establishment of the non-U.S. stockholder, the dividends will be subject to tax on a net basis at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under some treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income and permanent establishment exemptions discussed above. Home Properties expects to withhold U.S. income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. stockholder unless:

         - a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with Home Properties; or

         - the non-U.S. stockholder files an IRS Form W-8ECI with Home Properties claiming that the distribution is effectively connected income.

         Distributions we make in excess of our current or accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that they do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such stock. To the extent that these distributions exceed the adjusted basis of a non-U.S. stockholder's stock, they will give rise to gain from the sale or exchange of his stock. The tax treatment of this gain is described below. Home Properties may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts.

         Distributions to a non-U.S. stockholder that we designate at the time of distribution as capital gains dividends, other than those arising from the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless: investment in the stock is effectively connected with the non-U.S. stockholder's United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as domestic stockholders with respect to such gain, except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

         Distributions to a non-U.S. stockholder that are attributable to gain from our sale or exchange of United States real property interests will cause the non- U.S. stockholder to be treated as recognizing this gain as income effectively connected with a United States trade or business. Non-U.S. stockholders would thus generally be taxed at the same rates applicable to domestic stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation, as discussed above. We are required to withhold 35% of any such distribution. That amount is creditable against the non-U.S. stockholder's United States federal income tax liability. We or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of United States real property interests. A domestic person who holds shares of common stock on behalf of a non-U.S. stockholder will bear the burden of withholding, provided that we have properly designated the appropriate portion of a distribution as a capital gain dividend.

         SALE OF STOCK. If you are a non-U.S. stockholder and you recognize gain upon the sale or exchange of shares of stock, the gain generally will not be subject to United States taxation unless the stock constitutes a "United States real property interest" within the meaning of FIRPTA. If we are a "domestically controlled REIT," then the stock will not constitute a "United States real property interest." A "domestically-controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. Because our shares of stock are publicly traded, there is no assurance that we are or will continue to be a "domestically-controlled REIT." Notwithstanding the foregoing, if you are a non-U.S. stockholder and you recognize gain upon the sale or exchange of shares of stock and the gain is not subject to FIRPTA, the gain will be subject to United States taxation if: your investment in the stock is effectively connected with a United States trade or business, or, if an income treaty applies, is attributable to a United States permanent establishment; or you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and you have a "tax home" in the United States. In this case, a nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

         If we are not or cease to be a "domestically-controlled REIT" whether gain arising from the sale or exchange by a non-U.S. stockholder of shares of stock would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" will depend on whether the shares are "regularly traded," as defined by applicable Treasury Regulations, on an established securities market and on the size of the selling non-U.S. stockholder's interest in our shares. If gain on the sale or exchange of shares of stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular United States income tax on this gain in the same manner as a U.S. stockholder and the purchaser of the stock would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price. In addition in this case, non- U.S. stockholders would be subject to any applicable alternative minimum tax, nonresident alien individuals may be subject to a special alternative minimum tax and foreign corporations may be subject to the 30% branch profits tax.

                    TAX ASPECTS OF THE OPERATING PARTNERSHIP

         GENERAL. Substantially all of our investments will be held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by the Operating Partnership. See "Taxation of Home Properties."

         ENTITY CLASSIFICATION. Our interests in the Operating Partnership involve special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If the Operating Partnership were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and possibly the income tests (see "Taxation of Home Properties - Asset Tests" and "-Income Tests"). This, in turn, would prevent us from qualifying as a REIT. See "Taxation of Home Properties - Failure to Qualify" above for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in the Operating Partnership's status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

         Treasury Regulations that apply for tax period beginning on or after January 1, 1997 provide that an "eligible entity" may elect to be taxed as a partnership for federal income tax purposes. An eligible entity is a domestic business entity not otherwise classified as a corporation and which has at least two members. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The Operating Partnership intends to claim classification as a partnership under these regulations.

         Even if the Operating Partnership is taxable as a partnership under these Treasury Regulations, it could be treated as a corporation for federal income tax purposes under the "publicly traded partnership" rules of Section 7704 of the Internal Revenue Code. A publicly traded partnership is a partnership whose interests trade on an established securities market or are readily tradable on a secondary market, or the substantial equivalent thereof. While units of the Operating Partnership are not and will not be traded on an established trading market, there is some risk that the IRS might treat the units held by the limited partners of the Operating Partnership as readily tradable because, after any applicable holding period, they may be exchanged for our common stock, which is traded on an established market. A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under the publicly traded partnership provisions of Section 7704 of the Internal Revenue Code. "Qualifying income" under Section 7704 of the Internal Revenue Code includes interest, dividends, real property rents, gains from the disposition of real property, and certain income or gains from the exploitation of natural resources. Therefore, qualifying income under Section 7704 of the Internal Revenue Code generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs. We anticipate that the Operating Partnership will satisfy the 90% qualifying income test under
Section 7704 of the Internal Revenue Code and, thus, will not be taxed as a corporation.

         There is one significant difference, however, regarding rent received from related party tenants. For a REIT, rent from a tenant does not qualify as rents from real property if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant. See "Taxation of Home Properties - Income Tests." Under Section 7704 of the Internal Revenue Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant.

         Accordingly, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules. The Operating Partnership has not requested, nor does it intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes. In the opinion of Nixon Peabody LLP, which is based on the provisions of the partnership agreement of the Operating Partnership and on certain factual assumptions and representations of Home Properties, the Operating Partnership has since its formation and will continue to be taxed as a partnership rather than an association taxable as a corporation. Nixon Peabody LLP's opinion is not binding on the IRS or the courts.

         TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated Property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the "book-tax difference" associated with the Property at the time of the contribution. The book-tax difference with respect to Property that is contributed to a partnership is generally equal to the difference between the fair market value of contributed Property at the time of contribution and the adjusted tax basis of the Property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated Property. Moreover, subsequent to the formation of the Operating Partnership, additional persons have contributed appreciated Property to the Operating Partnership in exchange for interests in the Operating Partnership.

         The partnership agreement requires that allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. In general, limited partners of the Operating Partnership who acquired their limited partnership interests through a contribution of appreciated Property will be allocated depreciation deductions for tax purposes which are lower than if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a book-tax difference all income attributable to the book-tax difference will generally be allocated to the limited partners who contributed the Property, and we will generally be allocated only our share of capital gains attributable to appreciation, if any, occurring after the time of contribution to the Operating Partnership. This will tend to eliminate the book-tax difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause us to be allocated lower depreciation and other deductions and could be allocated an amount of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to us as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "Taxation of Home Properties - Annual Distribution Requirements."

                             OTHER TAX CONSEQUENCES

         STATE AND LOCAL TAX CONSIDERATIONS. We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

         POSSIBLE FEDERAL TAX DEVELOPMENTS. The rules dealing with federal income taxation are constantly under review by the IRS, the Treasury Department and Congress. New federal tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of Home Properties or of its stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting Home Properties or its stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative, judicial or administrative action.

                              PLAN OF DISTRIBUTION

         This prospectus relates to the possible offer and sale by the Selling Stockholder of up to 1,666,667 shares of common stock issuable upon conversion of its shares of Series A Convertible Preferred Stock. We are registering the shares of the Selling Stockholder for resale in order to provide it with freely tradeable securities. The Selling Stockholder will offer the shares for its own account, and not for our account. We will not receive any proceeds from the sale of the offered shares by the Selling Stockholder.

         The Selling Stockholder may from time to time, in one or more transactions, or a series of transactions, sell all or a portion of the offered shares on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which our shares of common stock are listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the offered shares from time to time will be determined by the Selling Stockholder and, at the time of the determination, may be higher or lower than the market price of our common stock on the New York Stock Exchange or any other exchange or market. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the offered shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The offered shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered shares may be sold include:

         o a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o an exchange distribution in accordance with the rules of the New York Stock Exchange;

         o the writing of options, whether the options are listed on an options exchange or otherwise;

         o        the settlement of short sales;

         o        privately-negotiated transactions; and

         o        underwritten transactions.

         From time to time, the Selling Stockholder may pledge, hypothecate or grant a security interest in some or all of the offered shares. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be Selling Stockholders. The number of the Selling Stockholder's shares offered under this prospectus will decrease as and when it takes any of the above actions. The plan of distribution for the Selling Stockholder's shares will otherwise remain unchanged.

         In connection with the distribution of the offered shares, the Selling Stockholder may enter into hedging transactions with broker-dealers. In connection with these hedging transactions, broker-dealers may engage in short sales of the offered shares in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder may also sell the offered shares short and redeliver the offered shares to close out the short positions. The Selling Stockholder may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the offered shares. The Selling Stockholder may also loan or pledge the offered shares to a broker-dealer, and the broker-dealer may sell the offered shares so loaned or, upon a default, the broker-dealer may effect sales of the offered shares that are pledged. In addition to the foregoing, the Selling Stockholder may enter into, from time to time, other types of hedging transactions.

         The Selling Stockholder and any underwriters, dealers or agents participating in the distribution of the offered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the offered shares by the Selling Stockholder and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

         When the Selling Stockholder elects to make a particular offer of offered shares, this prospectus and a prospectus supplement, if required, may be distributed through the facilities of the New York Stock Exchange under Rule 153 of the Securities Act. A prospectus supplement, if required, will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting underwriting compensation from the Selling Stockholder and any other required information.

         We have agreed to pay the costs and expenses incurred in connection with the registration under the Securities Act of the offered shares, including:

         o        all registration and filing fees;

         o        printing expenses and fees; and

         o        disbursements of counsel and accountants for us.

         The Selling Stockholder will pay:

         o        any underwriting discounts, sales and commissions;

         o        fees and disbursements of counsel for the Selling Stockholder;
and

         o        transfer taxes, if any.

         Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of offered shares, and their respective directors, trustees, officers, partners, agents, employees and affiliates, may be entitled to indemnification by us against various liabilities, including liabilities under the securities laws in connection with this offering, or may be entitled to contributions from us towards payments which the underwriters, dealers or agents may be required to make. We have also agreed to indemnify the Selling Stockholder and its officers, directors, partners, employees, agents and representatives of, and each person who controls any thereof (within the meaning of the Securities Act), the Selling Stockholder, against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, arising under the securities laws in connection with this offering. The Selling Stockholder has agreed to indemnify us, our officers, directors, employees, agents, representatives and each person who controls any thereof (within the meaning of the Securities Act), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, arising under the securities laws in connection with this offering with respect to written information furnished to us by the Selling Stockholder expressly for use in the registration statement of which this prospectus is a part.

         The Selling Stockholder is subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the offered shares by the Selling Stockholder. The anti-manipulation rules under the Exchange Act may apply to sales of offered shares in the market and to the activities of the Selling Stockholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the offered shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the offered shares and the ability of any person or entity to engage in market-making activities for the offered shares.

         To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. In addition, any offered shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 under the Securities Act rather than pursuant to this prospectus.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000, the audited historical financial statements included on our Form 8-K/A Amendment No. 1 dated June 30, 2000 and filed on January 16, 2001, the audited historical financial statements included our Form 8-K/A Amendment No. 1, dated December 27, 2000 and filed on March 15, 2001, and the audited historical financial statements included our Form 8-K/A Amendment No. 1, dated March 30, 2001 and filed on November 27, 2001, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon by Nixon Peabody LLP, Rochester, New York. Certain partners of Nixon Peabody LLP own Units in the Operating Partnership equal to less than 1% of our outstanding equity on a fully diluted basis. Nixon Peabody LLP has also provided an opinion with respect to certain tax matters which form the basis of the discussion under the caption "Federal Income Tax Matters."

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table is an itemized listing of expenses to be incurred by us in connection with the issuance and distribution of the shares of common stock being registered hereby, other than discounts and commissions:

SEC Registration Fee ...........................    $12,979.17
NYSE Listing Fee ...........................              0.00*
Legal Fees and Expenses ......................        5,000.00*
Accounting Fees and Expenses .....................    5,500.00*
Miscellaneous ........................                2,000.00*
                                                    ----------
Total ..............................               $ 25,479.17*
*Estimate

Item 15.  Indemnification of Directors and Officers

         Our officers and directors are and will be indemnified under Maryland law, our Articles of Incorporation and the Partnership Agreement ("Operating Partnership Agreement") of Home Properties of New York, L.P., a New York limited partnership of which Home Properties is the general partner, against certain liabilities. Our Articles of Incorporation require us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of Maryland. The bylaws contain provisions which implement the indemnification provisions of our Articles of Incorporation.

         The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, Property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. No amendment of our Articles of Incorporation shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. Maryland law permits us to provide indemnification to an officer to the same extent as a director, although additional indemnification may be provided if such officer is not also a director.

         The MGCL permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions. The MGCL does not however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit in money,

Property or services (to the extent such benefit or profit was received) or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our Articles of Incorporation contain a provision consistent with the MGCL. No amendment of our Articles of Incorporation shall limit or eliminate the limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal.

         The Operating Partnership Agreement also provides for indemnification of our officers and directors to the same extent indemnification is provided to our officers and directors in our Articles of Incorporation, and limits our liability and the liability our officers and directors to the Operating Partnership and its partners to the same extent liability of our officers and directors and our stockholders is limited under our Articles of Incorporation.

         We have entered into indemnification agreements with each of our directors and certain of our officers. The indemnification agreements require, among other things, that we indemnify our directors and those officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. We also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover directors and officers under our directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles of Incorporation and the bylaws and the Operating Partnership Agreement of the Operating Partnership, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides. We have purchased insurance under a policy that insures both us and our officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above.

Item 16.  Exhibits

4.1 Articles of Amendment and Restatement of Articles of Incorporation of Home Properties of New York, Inc.
4.2 Articles of Amendment of Articles of Incorporation of Home Properties of New York, Inc.
4.3 Amended and Restated Articles Supplementary of Series A Senior Convertible Preferred Stock of Home Properties of New York,
         Inc.
4.4 Series B Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
4.5 Series C. Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
4.6 Series D Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restate Articles of Incorporation of Home Properties of New York, Inc.
4.7 Series E Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
4.8      Amended and Restated By-Laws of Home Properties of New York, Inc.

5.1 Opinion of Nixon Peabody LLP regarding legality of common stock being registered*
8.1      Opinion of Nixon Peabody LLP regarding certain tax matters*
23.1     Consent of Nixon Peabody LLP.
23.2     Consent of PricewaterhouseCoopers LLP, independent accountants.*
24       Power of Attorney.

* Included with this filing.

Item 17.  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, New York, on the 29th day of November, 2001.

                                         HOME PROPERTIES OF NEW YORK, INC.

                                         By: /s/ Edward J. Pettinella
                                         ---------------------------------------
                                         Edward J. Pettinella
                                         Executive Vice President

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Norman P. Leenhouts, Nelson B. Leenhouts and Edward J. Pettinella, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agents, and each of them, full power and authority to do and person each and every act and thing requisite or necessary that he might do in person. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Title                          Date

/S/ NORMAN P. LEENHOUTS        Director, Chairman             October 30, 2001
Norman P. Leenhouts            and Co-Chief Executive
                               Officer (Principal
                               Executive Officer)

/S/ NELSON B. LEENHOUTS        Director, President            October 30, 2001
Nelson B. Leenhouts            and Co-Chief Executive
                               Officer (Principal
                               Executive Officer)

/S/ EDWARD J. PETTINELLA       Director, Executive            October 30, 2001
Edward J. Pettinella           Vice President

/S/ DAVID P. GARDNER           Senior Vice President,         October 30, 2001
David P. Gardner               Chief Financial Officer
                              (Principal Financial and
                               Accounting Officer)

/S/ BURTON S. AUGUST, SR       Director                       October 30, 2001
Burton S. August, Sr.

/S/ WILLIAM BALDERSTON, III    Director                       October 30, 2001
William Balderston, III

/S/ LEONARD F. HELBIG, III     Director                       October 30, 2001
Leonard F. Helbig, III

/S/ ALAN L. GOSULE             Director                       October 30, 2001
Alan L. Gosule

/S/ ROGER W. KOBER             Director                       October 30, 2001
Roger W. Kober

/S/ ALBERT H. SMALL            Director                       October 30, 2001
Albert H. Small

/S/ CLIFFORD W. SMITH, JR      Director                       October 30, 2001
Clifford W. Smith, Jr.

/S/ PAUL L. SMITH              Director                       October 30, 2001
Paul L. Smith

/S/ AMY L. TAIT                Director                       October 30, 2000
Amy L. Tait

                                  EXHIBIT INDEX
                        Home Properties of New York, Inc.
                                 (the "Company")
                Registration Statement on Form S-3 No. 333-______

NUMBER   DESCRIPTION                                         LOCATION

4.1      Articles of Amendment and Restatement    Incorporated by reference to
         of Articles of Incorporation of Home     the Home Properties of
         Properties of New York, Inc.             New York, Inc. Registration
                                                  Statement on Form S-11, file
                                                  No. 33-78862 (the "S-11
                                                  Registration Statement").

4.2      Articles of Amendment of Articles of     Incorporated by reference
         Incorporation of Home Properties of      to the Form 8-K filed by
         New York, Inc.                           Home Properties of New York,
                                                  Inc. on July 2, 1999.

4.3      Amended and Restated Articles            Incorporated by reference to
         Supplementary of Series A Senior         the Home Properties of New
         Convertible Preferred Stock of Home      York, Inc. Registration
         Properties of New York, Inc.             Statement on Form S-3 File
                                                  No. 333-93761, filed on
                                                  December 29, 1999.

4.4      Series B Convertible Cumulative          Incorporated by reference to
         Preferred Stock Articles Supplementary   the Home Properties of New
         to the Amended and Restated Articles     York, Inc. Registration
         of Incorporation of Home Properties of   Statement on Form S-3, file
         New York, Inc.                           No. 333-92023.

4.5      Series C Convertible Cumulative          Incorporated by reference to
         Preferred Stock Articles Supplementary   the Form 8-K filed by Home
         to the Amended and Restated Articles     Properties of New York, Inc.
         of Incorporation of Home Properties of   on May 22, 2000.
         New York, Inc.

4.6      Series D Convertible Cumulative          Incorporated by reference to
         Preferred Stock Articles Supplementary   the Form 8-K filed by Home
         to the Amended and Restated Articles     Properties of New York, Inc.
         of Incorporation of Home Properties of   on June 12, 2000.
         New York, Inc.

4.7      Series E Convertible Cumulative          Incorporated by reference to
         Preferred Stock Articles Supplementary   the Form 8-K filed by Home
         to the Amended and Restated Articles     Properties of New York, Inc.
         of Incorporation of Home Properties of   on December 22, 2000.
         New York, Inc.

4.8      Amended and Restated By-Laws             Incorporated by reference to
         of Home Properties of New York, Inc.     the Form 8-K filed by Home
                                                  Properties of New York, Inc,
                                                  on January 7, 1997.

5.1      Opinion of Nixon Peabody LLP regarding
         the legality of the common stock being
         registered                               Filed herewith.

8.1      Opinion of Nixon Peabody LLP regarding
         certain tax matters                      Filed herewith

23.1     Consent of Nixon Peabody LLP             Contained in opinion filed as
                                                  Exhibit 5 to this Registration
                                                  Statement.

23.2     Consent of PricewaterhouseCoopers        Filed herewith.
         LLP, independent accountants

24.1     Power of attorney                        Included on signature page

                                       2